UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Channell Commercial Corporation

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

159186105

(CUSIP Number)

William H. Channell, Jr.

c/o Channell Commercial Corporation

26040 Ynez Road

Temecula, California 92591

(951) 719-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 159186105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Channell, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,321,184

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,321,184

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,321,184

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share, of Channell Commercial Corporation ("Common Stock").  The principal executive offices of the Issuer are located at 26040 Ynez Road, Temecula, California 92591.

Item 2.	Identity and Background

(a) - (c), (f)             This Statement on Schedule 13D is being filed on behalf of William H. Channell, Jr. (the "Reporting Person").  The Reporting Person is the Chief Executive Officer and President of the Issuer and is a member of its Board of Directors.  The Reporting Person's business address is c/o Channell Commercial Corporation, 26040 Ynez Road, Temecula, California 92591.  The Reporting Person is a citizen of the United States.  The Reporting Person has previously reported his ownership of certain shares of Common Stock covered by this Schedule 13D on Schedule 13G.

(d)    During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
	Not applicable.

Item 4.	Purpose of Transaction

On October 12, 2004, the Reporting Person was deemed to acquire beneficial ownership of 116,667 shares of Common Stock underlying stock options that would vest on December 11, 2004.  On November 17, 2004, the Reporting Person was deemed to acquire beneficial ownership of an additional 107,133 shares of Common Stock underlying stock options that would vest on January 16, 2005.  As a result of such recent acquisition of beneficial ownership of shares representing in excess of 2% of the outstanding shares of the Issuer's Common Stock within a twelve-month period, under applicable regulations, the Reporting Person is required to file this Statement.  The Reporting Person previously reported his beneficial ownership of shares of Common Stock on Schedule 13G.

The Reporting Person may purchase shares from time to time, and may sell shares from time to time, in open market transactions, privately negotiated transactions or transactions with affiliates of the Issuer on prices and terms as he shall determine.  Whether the Reporting Person purchases or sells shares and the exact number of shares purchased or sold will depend upon a variety of factors, including the market price, market conditions, financial condition of the business, business prospects, availability and need for funds, and the evaluation of alternative investments.  The Reporting Person intends to review continuously such factors with respect to his ownership of shares of Common Stock.

Except as set forth above, the Reporting Person, in his capacity as a holder of Common Stock and not in his capacity as an officer or director of the Issuer, does not have any present plans or proposals which relate to or would result in:

(a)    the acquisition by any person of additional securities, or the disposition of securities, of the Issuer;

(b)    an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)    a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)    any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)    any material change in the present capitalization or dividend policy of the Issuer;

(f)     any other material change in the Issuer's business or corporate structure;

(g)    changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)    causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)    The Reporting Person may be deemed to beneficially own an aggregate of 1,321,184 shares of Common Stock, representing approximately 13.3% of the shares of Issuer's Common Stock (based on 9,302,774 shares of Common Stock outstanding as of November 1, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, and including 605,934 shares of Common Stock underlying stock options exercisable within 60 days of the date hereof).

(b)    Number of shares as to which the Reporting Person has:

	(i)	Sole power to vote or to direct the vote:	1,321,184
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	1,321,184
	(iv)	Shared power to dispose or to direct the disposition of:	0

The Reporting Person holds options to purchase an aggregate of 605,934 shares of Common Stock that are exercisable within 60 days of the date hereof, which are included in the numbers of shares identified above.

(c)    The Reporting Person has not effected any transactions in shares of Common Stock within the 60 days prior to the date of filing of this Statement on Schedule 13D.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person holds options to purchase 150,000 shares of Common Stock, at an exercise price of $4.81 per share, which were granted on November 12, 2004 pursuant to a Stock Option Agreement by and between the Issuer and the Reporting Person.  The options become exercisable in three equal annual installments commencing on the first anniversary of the grant, so that the options are fully vested by November 12, 2007.

The Reporting Person holds options to purchase 350,000 shares of Common Stock, at an exercise price of $4.15 per share, which were granted on December 11, 2003 pursuant to a Stock Option Agreement by and between the Issuer and the Reporting Person.  The options become exercisable in three equal annual installments commencing on the first anniversary of the grant, so that the options are fully vested by December 11, 2006.

The Reporting Person holds options to purchase 596,400 shares of Common Stock, at an exercise price of $4.84 per share, which were granted on September 24, 2003 pursuant to a Stock Option Agreement by and between the Issuer and the Reporting Person.  All of such options have become exercisable, except for 107,133 options that will become exercisable on January 16, 2006.

Except as set forth above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
	Exhibit 99.1 Form of Channell Commercial Corporation Stock Option Agreement, is hereby incorporated by reference to Appendix B to the Company's Definitive Proxy Statement filed on March 26, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28 , 2005
Date
/s/William H. Channell, Jr.
Signature
William H. Channell, Jr.
Name/Title